Exhibit 12(A)(6)
January [ ], 2003
Dear Optionholder:

As you will recall, you elected to participate in an offer made by Knight Trading Group, Inc. (the "Company") pursuant to a memorandum dated December 11, 2002 (the "Offer to Exchange") to its optionholders to exchange all outstanding options to purchase shares of the Company's common stock having an exercise price of more than $14.00 per share held by current employees on the terms set forth in the Offer to Exchange. Prior to the expiration of the offer on January 17, 2003, you tendered for exchange (and did not withdraw) the number of options set forth opposite your name on the attached schedule. As provided in the Offer to Exchange, you will receive an option to purchase one share of the Company's common stock for every 2-1/2 options to purchase one share you tendered in the exchange. These new options will be on the terms set forth in the Offer to Exchange and, as provided therein, will be issued to you no sooner than [ ], 2003, which is the first business day that is at least six months after the Company cancelled your old options.

Please call Karen Doeblin, Senior Vice President at (201) 222-9400 if you have any questions.

Sincerely,

/S/    THOMAS M. JOYCE
Thomas M. Joyce
President and Chief Executive Officer